Filed pursuant to Rule 433 Dated October 28, 2025 Registration No. 333-287829

Lloyds Banking Group plc USD 1,500,000,000 4.425% Senior Callable Fixed-to-Fixed Rate Notes due 2031

Pricing Term Sheet:

Issuer (LEI number)	Lloyds Banking Group plc (549300PPXHEU2JF0AM85)
Status	Senior, Unsecured
Format	SEC Registered Global Notes – Fixed-to-Fixed Rate
Expected Issue Ratings*	A3 (Moody’s) / A- (S&P) / A+ (Fitch)
Principal Amount	USD 1,500,000,000
Denomination	USD 200,000 and integral multiples of USD 1,000 in excess thereof
Pricing Date	October 28, 2025
Expected Settlement / Issue Date**	November 4, 2025 (T+5)
Maturity Date	November 4, 2031
Optional Redemption	The Issuer may redeem the Senior Notes in whole (but not in part) in its sole discretion on November 4, 2030
Initial Interest	4.425% per annum, payable semi-annually in arrear
Interest Payment Dates

From, and including, November 4, 2025 to, but excluding, November 4, 2030 (the “Initial Fixed Rate Period”), interest will be payable on the Senior Notes semi-annually in arrear on May 4 and November 4 each year, beginning on May 4, 2026

From, and including, November 4, 2030 to, but excluding, November 4, 2031 (the “Reset Fixed Rate Period”), interest will be payable on the Senior Notes semi-annually in arrear on May 4, 2031 and November 4, 2031

Reference Benchmark Treasury	3.625% due September 30, 2030
Reference Benchmark Treasury Price / Yield	100-02 ¾ / 3.605%
Reoffer Spread to Benchmark Treasury	+82 bps
Fixed Rate Reoffer Yield	4.425%
Issue Price / Re-Offer Price	100.000%
Redemption Price	100.000%
Underwriting Commission	0.25%
All-in Price	99.750%
Net Proceeds to the Issuer before expenses	USD 1,496,250,000
Fixed Rate Period Day Count Fraction	30/360

Filed pursuant to Rule 433 Dated October 28, 2025 Registration No. 333-287829

Initial Fixed Rate Period Business Day Convention	Following, Unadjusted
Change of Fixed Rate of Interest after Optional Redemption Date
Reset Fixed Rate Period Interest	1-yr U.S. Treasury Rate (as defined in the preliminary prospectus supplement dated October 28, 2025) +82 bps during the Reset Fixed Rate Period
Reset Determination Date	The second business day immediately preceding the Reset Date
Reset Date	November 4, 2030
Reset Fixed Rate Period Day Count Fraction	30/360
Reset Fixed Rate Period Business Day Convention	Following, Unadjusted
Optional Redemption Notice Period	At least five business days but no more than thirty business days prior to the Optional Redemption Date
Business Days	Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London
Joint Bookrunners	Barclays Capital Inc., J.P. Morgan Securities LLC, Lloyds Securities Inc. (B&D), Scotia Capital (USA) Inc., Standard Chartered Bank and Wells Fargo Securities, LLC
Co-Managers	Academy Securities, Inc., Blaylock Van, LLC and CIBC World Markets Corp.
Expected Listing	New York Stock Exchange
Governing Law	The Indenture and the Senior Notes are governed by, and construed in accordance with, the laws of the State of New York except that the provisions relating to the waiver of set-off are governed by and construed in accordance with Scots law.
MREL Eligibility	Intended to qualify as MREL and all applicable eligibility conditions to be met
Waiver of Set-Off	Yes – set-off rights waived, as further described in the Preliminary Prospectus Supplement
Events of Default	Restricted
Senior Notes Restricted Events of Default	Applicable
Capital Disqualification Event Call	Not Applicable
Loss Absorption Disqualification Event Redemption	The Issuer may, at its option (but subject to, if and to the extent then required by the Relevant Regulator (as defined in the Preliminary Prospectus Supplement) or the Loss Absorption Regulations (as defined in the Preliminary Prospectus Supplement), giving notice to the Relevant Regulator and the Relevant Regulator granting it permission), having given not less than 15 nor more than 30 days' notice to holders, redeem all but not some only of the Senior Notes outstanding at any time at 100% of their principal amount together with accrued but unpaid interest thereon, if any, to the date of redemption, if immediately prior to the giving of the notice referred to above, it notifies the Trustee that a Loss Absorption Disqualification Event (as defined in the Preliminary Prospectus Supplement) has occurred (as further described under “Description of the Senior Notes - Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement).

Filed pursuant to Rule 433 Dated October 28, 2025 Registration No. 333-287829

Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Senior Notes, by purchasing or acquiring the Senior Notes, each holder (including each beneficial owner) of the Senior Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Senior Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Senior Notes into shares or other securities or other obligations of Lloyds Banking Group plc or another person (and the issue to or conferral on the holder of such shares, securities or obligations, including by means of amendment, modification or variation of the terms of the Senior Notes); and/or (iii) the amendment or alteration of the maturity of the Senior Notes, or amendment of the amount of interest due on the Senior Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; any U.K. bail-in power may be exercised by means of variation of the terms of the Senior Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. With respect to (i), (ii) and (iii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the relevant maturity date), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder and each beneficial owner of the Senior Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Senior Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification, moratorium and/or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of financial holding companies, mixed financial holding companies, banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to Lloyds Banking Group plc or other members of the Group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted in the United Kingdom within the context of the U.K. resolution regime under the Banking Act 2009 as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013, secondary legislation or otherwise) (the “Banking Act”) and/or the Loss Absorption Regulations, pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, canceled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power.

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Senior Notes or payment of interest on the Senior Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by Lloyds Banking Group plc under the laws and regulations of the United Kingdom applicable to Lloyds Banking Group plc or other members of the Group.
ISIN	US53944YBD40
CUSIP	53944Y BD4
Singapore SFA Product Classification	Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA) that the Senior Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Target Market

UK MIFIR professionals/ECPs-only/No UK PRIIPs KID– Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

MiFID II professionals/ECPs-only/No EU PRIIPs KID– Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) has been prepared as not available to retail in EEA

Filed pursuant to Rule 433 Dated October 28, 2025 Registration No. 333-287829

*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling Barclays Capital Inc. at 1-888-603-5847, J.P. Morgan Securities LLC at 1-212-834-4533, Lloyds Securities Inc. at 1-212-930-5039, Scotia Capital (USA) Inc. at 1-800-372-3930, Standard Chartered Bank at +44 207 855 8888 or Wells Fargo Securities, LLC at 1-800-645-3751.

**We currently expect delivery of the Senior Notes to occur on or about November 4, 2025, which will be the fifth business day following the pricing of the Senior Notes (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of pricing or the next three succeeding Business Days will be required, by virtue of the fact that the Senior Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Senior Notes who wish to trade Senior Notes on the date of pricing or the next three succeeding Business Days should consult their own advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.